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EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in 000's)

						Three Months Ended
	Fiscal Year Ended March 31,
						June 30, 2004	June 30, 2005
	2001	2002	2003	2004	2005
Pre-tax income (loss) from continuing operations:	$88,332	$24,832	$(39,509)	$20,457	$(35,838)	$(10,212)	$(4,079)
Fixed charges:
Interest expense	94	3,383	8,041	13,961	13,184	2,908	4,118
Estimate of interest within rental expense	26,927	28,868	30,779	32,824	43,402	9,352	11,121

Total fixed charges	27,021	32,251	38,820	46,785	56,586	12,260	15,239

Earnings (loss)	$115,353	$57,083	$(689)	$67,242	$20,748	$2,048	$11,160

Ratio of earnings to fixed charges	4.27x	1.77x	—	1.44x	—	—	—

Dollar deficiency for ratios < 1:1	N/A	N/A	$78,329	N/A	$92,424	$22,472	$19,318
Rental expense	$80,782	$86,603	$92,337	$98,473	$130,205	$28,055	$33,364

One-third of rental expense	$26,927	$28,868	$30,779	$32,824	$43,402	$9,352	$11,121

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in 000's)